rich uncles NNN Reit, INC.
3080 Bristol Street, Suite 550
Costa Mesa, California 92626

May 27, 2016

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Attention: Ms. Jennifer Gowetski
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc.
File No. 333-205684

Dear Ms. Gowetski:

Rich Uncles NNN REIT, Inc. (the “Company”) provides the following information in response to the oral comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), relating to the above-referenced filing.  In response to the Staff’s comment, the Company undertakes to revise Table III for Nexregen Firewheel Real Estate Investment Trust of Pre-Effective Amendment No. 9 to Registration Statement on Form S-11 in a prospectus filed pursuant to Rule 424 under the Securities Act of 1933, as follows: (i) footnote 3 to Table III will be deleted; (ii) the line item “Less: Cash distributions to investors - from return of capital (capital reserves) (3)” will be revised to “Less: Cash distributions to investors - from offering proceeds”; and (iii) the line item “Cash distributions to investors- Source - Return of capital (capital reserves)” will be revised to “Cash distributions to investors - Source - Offering Proceeds”. The complete revised table is copied below:

TABLE III
OPERATING RESULTS OF PRIOR PROGRAMS
 (Unaudited)

Nexregen Firewheel Real Estate Investment Trust (1)

	2009	2010	2011	2012	2013	2014	2015
Gross Revenues	$1,388,832	$1,216,996	$1,334,711	$1,344,148	$1,380,082	$1,378,385	$1,376,769
Profit on sale of properties (2)	—	—	—	—	—	—	—
Net Income – GAAP Basis	(46,079)	(135,816)	(66,006)	(44,404)	(35,183)	(18,561)	(77,081)
Taxable Income
– from operations	(79,590)	(230,590)	(64,194)	(49,930)	(34,942)	(18,500)	(61,780)
– from gain on sale	—	—	—	—	—	—
Cash generated from operations	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Cash generated from sales (2)	—	—	—	—	—	—	—
Cash generated from refinancing (2)	—	—	—	—	—	—	—
Cash generated from operations, sales and refinancing	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Less: Cash distributions to investors
– from operating cash flow – current year	202,114	183,571	200,139	302,343	258,019	270,797	262,165
– from sales and refinancing (2)	—	—	—	—	—	—	—
– from offering proceeds	68,767	—	21,450	11,569	—	—	—
– from operating cash flow – prior year	—	—	5,394	—	—	8,465	—
Cash generated (deficiency) after cash distributions	(68,767)	5,394	(26,844)	(11,569)	24,219	(8,465)	21,673
Less: Special items (not including sales and refinancing)	—	—	—	—	(14,005)	—	—
Cash generated (deficiency) after cash distributions and special items	(68,767)	5,394	(26,844)	(11,569)	10,214	(8,465)	21,673
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– From operations	—	—	—	—	—	—	—
– from recapture	—	—	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—	—	—
Cash Distributions to Investors – Source
– Investment income (3)	202.114	183.571	205.533	302.343	258.019	279.262	262.165
– Offering Proceeds	68.767	—	21.450	11.569	—	—	—
Amount (in percentage terms) remaining invested in properties at the end of 2015							100%

(1)	The program’s investment objective is to own and operate a single shopping center in Garland, Texas.

(2)	The program has never sold or refinanced its only property, which it still owns and operates.

(3)	Cash distributions from prior year and current year operating cash flow.

May 27, 2016

Please contact Lee Polson of Strasburger & Price, LLP (counsel to the Company) at 512-499-3626 with any questions about this undertaking.

Very truly yours,

Rich Uncles NNN REIT, Inc.

By:	/s/ Harold Hofer
Name:	Harold Hofer
Title:	Chief Executive Officer